EXHIBIT 3.2

COCA-COLA ENTERPRISES, INC.
BOARD OF DIRECTORS GUIDELINES ON SIGNIFICANT
CORPORATE GOVERNANCE ISSUES

AS OF DECEMBER 17, 2013
Introduction
This Charter sets out general guiding principles of corporate governance to assist the Board of Directors in performing its duties. The Board must act according to its obligations under the specific facts and circumstances it faces; therefore, occasions may arise where it is appropriate for the Board to act differently than set out in this Charter. The Governance and Nominating Committee will review this Charter periodically and suggest revisions to the Board to ensure this Charter serves its purpose and accurately reflects the sense of the Board.
SELECTION AND COMPOSITION OF THE BOARD
1. Board Membership Criteria
The Governance and Nominating Committee will review, at least annually, the appropriate skills and characteristics of Board members in the context of the then-current make-up of the Board. This assessment should include issues of diversity, age, business or academic background and other criteria that the Committee and Board find to be relevant. A variety and balance of skills, background and experience is desirable.
A Board member who also serves as chief executive officer (or equivalent position) at another company should not serve on more that two additional public company boards (for a total of four public company boards). Other Board members should not serve on more than four public company boards in addition to the Company’s. These restrictions shall not apply retroactively to board memberships held at the date of the adoption of this Charter.
2. Predominance of Independent Directors
A majority of the members of the Board should be Directors who meet the criteria for independence required by the New York Stock Exchange, as further supplemented by the Board’s additional criteria, as set forth in this Charter (“Independent Directors”).
Subject to that requirement, as many as two members of management can serve as Directors.
3. Definition of What Constitutes an “Independent Director”
No Director shall be an Independent Director unless the Board affirmatively determines that the Director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company).

The Board will consider all relevant facts and circumstances in making a determination of independence. In particular, when assessing the materiality of a Director’s relationship with the Company, the Board shall consider the issue not merely from the standpoint of the Director, but also from the standpoint of persons or organizations with which the Director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, among others. Ownership of less than a controlling amount of the Company’s stock by a Director or an entity with which the Director is affiliated is not a per se bar to a finding of independence.

The following categorical standards have been adopted to assist the Board in making determinations of independence.

A.    A Director will not be considered “independent” if:

(1)    the Director is now, or has within the Look Back Period (as defined following Section 3.C.), been employed with the Company;

(2)    a member of the Director’s immediate family is now, or has within the Look Back Period been, an executive officer of the Company;

(3)    the Director or a member of his or her immediate family is a current partner of a firm that is the Company’s internal or external auditor (the “Company’s Audit Firm”);

(4)    the Director is a current employee of the Company’s Audit Firm;

(5)    the Director or a member of his or her immediate family was, within the Look Back Period, but is no longer, a partner or employee of the Company’s Audit Firm and personally worked on the Company’s audit within that time;

(6)    the Director or a member of his or her immediate family is now, or within the Look Back Period has been, an executive officer of another entity having a compensation committee on which one or more of the Company’s executive officers has concurrently served;

(7)    the Director is a current employee – or a member of the Director’s immediate family is a current executive officer – of another company that has made payments to the Company for property or services during the Look Back Period in an amount that exceeds the greater of $1 million or 2% of the other company’s consolidated gross revenues;

(8)    the Director is a current employee – or a member of the Director’s immediate family is a current executive officer – of another company that has received payments from the Company for property or services during the Look Back Period in an amount that exceeds the greater of $1 million or 2% of the other company’s consolidated gross revenues; or

.
(9)    the Director or a member of his or her immediate family receives, or within the Look Back Period has received, more than $120,000 in direct compensation from the Company, other than Director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

B.
A Director who is a member of the Company’s Audit Committee will not be “independent” if he or she, (1) other than in his or her capacity as a member of the Audit Committee or the Board, accepts directly or indirectly any consulting, advisory or other compensatory fee from the Company or any subsidiary (except for retirement benefits to the extent permitted by applicable SEC rules), or (2) is an affiliated person of the Company or any subsidiary.

C.	Ownership of the stock of the Company, or stock of The Coca‑Cola Company, does not make a Director who is otherwise independent a non-independent Director.

For the purposes of this Charter:

•	the “Look Back Period” means the period specified in the applicable Corporate Governance Standards of the New York Stock Exchange Listed Company Manual; and

•
a Director’s “immediate family” member would include the Director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares the Director’s home.

4. Director Resignation After Failed Uncontested Election
In accordance with the Company’s bylaws, if on the tenth day before the Company first mails its notice of meeting to our stockholders, the number of nominees for director does not exceed the number of directors to be elected at such meeting, a nominee must receive more votes cast for than against his or her election or re-election in order to be elected or re-elected to the Board. A director will tender his or her resignation if he or she fails to receive the required number of votes for re-election in such a case in which a majority voting standard is applied. The Board will not nominate for re-election as director candidates who do not comply, or have not complied, with this resignation procedure.
When an incumbent director tenders his or her resignation in accordance with this procedure, the Governance and Nominating Committee will act on an expedited basis to determine whether to accept the director’s resignation and will submit such recommendation for prompt consideration by the Board. A director whose resignation is under consideration will abstain from participating in any decision regarding that resignation. The Governance and Nominating Committee and the Board may consider any factors they deem relevant in deciding whether to accept a director’s resignation. The Board’s decision and an explanation of any determination not to accept the director’s resignation shall be disclosed promptly in a Form 8-K filed with the Securities and Exchange Commission.

5. Relationship with The Coca-Cola Company
In recognition of the governance-related issues that can arise from the extensive business relationship between the Company and The Coca-Cola Company (as the largest supplier to the Company, the source of substantial marketing funding, and the principal licensor to the Company), to eliminate actual conflicts of interest and to reduce the appearance of potential conflicts of interest, the Board has adopted the following guiding principles:

•
Any Director who is -- or who has been within the past five years – an executive or non-executive officer of, or who has other affiliations with, The Coca-Cola Company (referred to as a “Coca-Cola Director”) will not participate in the discussion or voting at Board or Committee meetings at which a material transaction involving the Company and The Coca-Cola Company that requires Board or Committee action is under consideration.

•
Any significant transaction between the Company and The Coca-Cola Company will be referred to the Franchise Relationship Committee, which shall be composed entirely of Directors who meet the requirements for membership specified in that Committee’s charter.

•	Any Board member whom the Independent Directors determine directly owns a more than insignificant amount of stock in The Coca‑Cola Company cannot serve on the Franchise Relationship Committee.

6. Selection and Orientation of New Directors
The Board should identify candidates for the Board and recommend them for election by the stockholders. The Board delegates the screening process to the Governance and Nominating Committee with direct input from the Chairman of the Board and any other person or group the Committee deems appropriate. Management, working in conjunction with the Committee, will develop an appropriate orientation program for new Directors that includes background briefings, meetings with senior management and visits to Company facilities.
BOARD LEADERSHIP

7.	Chairman and CEO
The Board does not have a policy whether the Chief Executive Officer should be Chairman of the Board. The Board should make this decision based on the specific facts of each case in the way that seems best for the Company at the time.

8.	Presiding Director
The Independent Directors shall, by majority vote, annually select one Independent Director as the Board's Presiding Director. The Presiding Director would preside at all meeting of the nonmanagement Directors and Independent Directors. He or she would provide the Chair with input as to the preparation of agendas for Board and Committee meetings and would take on such responsibilities as may be assigned to him or her by the nonmanagement Directors or the Independent Directors.

EXPECTATIONS OF DIRECTORS

9.	Time Commitment of Directors
The Board currently meets five times a year in two-day sessions. Additional committee, Independent Director or Board meetings are often called as circumstances warrant during a given year. Thus, each Director is expected to commit at least ten days per year for attending meetings of the Board, its committees and, if applicable, of the Independent Directors.
Because in-depth knowledge of the particulars of the Company’s business is vital for each Director, management is encouraged to structure some Board meetings to allow direct involvement and review of operational activities (for example, by holding Board meetings in field operations and including market/business activities in the Board meetings). Similarly, management also is encouraged to communicate to Board members opportunities to interact in day-to-day business settings (for example, attending the year-end business plan presentations; traveling with the Chief Executive Officer and/or other executive officers; attending group, division and sales center meetings; and visiting with local management of the Company’s bottling operations). Board members are strongly encouraged to take advantage of such opportunities as frequently as feasible.

10.Directors Who Change their Present Job Responsibility
When the Chief Executive Officer of the Company resigns from that position, he or she should also tender his or her resignation from the Board, if he or she is a member at that time, so that the Board may evaluate that person’s continued membership.
It is not the sense of the Board that a Director who retires from or changes the position held when he or she joined the Board should necessarily leave the Board. It is appropriate, however, for the Board, via the Governance and Nominating Committee, to review the continued appropriateness of Board membership under such changed circumstances. Therefore, a Director who has a material change in the responsibility or position with the primary entity by which he or she was employed at the time elected to the Board should offer to submit a letter of resignation to the Committee for consideration.

11.Retirement Age
No person who attains the age of 72 shall be eligible for nomination or renomination to the Board of Directors.

12.	Continuing Director Education

The Board agrees that staying up to date on Director duties, issues and emerging trends is an important part of each Director's responsibilities. Thus, each Director is expected to take reasonable steps to remain current in his or her professional development, including attendance at periodic corporate governance seminars or meetings and review of pertinent governance publications, recognizing that the amount and form of professional development needs may vary depending on each Director's circumstances. The Company will reimburse, to the extent not otherwise reimbursed, Directors’ reasonable expenses associated with periodic seminar or meeting attendance. In addition, the Company will provide the Board with a governance publication subscription.

13.	Board Ownership of Company Stock; Prohibition on Hedging and Pledging of Company Stock

The Board believes that it is important for its members to own Company stock, thereby creating a direct linkage with corporate performance. The Board suggests that within five years of joining the Board, such ownership should be in an amount at least equal in value to five times the annual Board cash compensation. To facilitate this objective, the Company will provide a mechanism by which a Board member can or must accept some or all of his or her Board compensation in Company stock. Directors are prohibited from engaging in strategies using puts, calls, equity swaps or other derivative securities in order to hedge or offset any decreases in the market value of any directly or indirectly owned shares. Directors may not pledge shares of the Company’s stock as collateral for a loan or any other purpose. Directors may engage in other derivative transactions only if it is determined, to the satisfaction of the Company’s General Counsel, that such transaction is consistent with applicable rules, laws and Company policy.

ASSESSMENTS

14.	Assessing Strategies, Goals and Objectives
The Board will assess the Company’s business strategies, goals and objectives annually, to determine their effect on long-term shareowner value, and to discuss with management the results of that assessment.

15.	Assessing Performance of Board and Committees
The Board will assess its performance each year. The Governance and Nominating Committee is responsible to create a process by which this will occur and will report annually to the Board on the results of the assessment process. The purpose of the assessment is to increase the effectiveness of the Board. The Human Resources and Compensation Committee, Governance and Nominating Committee, and the Audit Committee shall annually conduct a self-assessment of their performance and respective charters, and the other Committees of the Board are encouraged to conduct similar self-assessments, though they may do so less frequently than annually.

16.	Compensation Review
The Governance and Nominating Committee shall review Board compensation at least every other year, and report its recommendations to the Board. As part of a Director's total compensation, and to create a direct linkage with corporate performance, the Board believes that a substantial percentage of a Director's compensation should be provided in Company stock and/or stock options.

BOARD RELATIONSHIP TO MANAGEMENT

17.	Board Access to Management
Board members have complete access to the Company’s management at all levels. Any Board member who wishes to contact any member of the Company’s management may do so at any time.
Furthermore, the Board encourages the management to involve senior managers in Board meetings who: (a) can provide additional insight into the items being discussed because of personal involvement in these areas; and/or (b) represent managers with future potential that the senior management believes should be given exposure to the Board.

MEETING PROCEDURES

18.	Board Meetings
The Chairman of the Board and the Chief Executive Officer will establish the agenda for each Board meeting. Each Board member is encouraged to suggest items to be included on the agenda. Information and data that are important to the Board's understanding of the business generally should be distributed in writing to the Board before the Board meets, if feasible. To the extent practicable, presentations on specific subjects should be sent to the Board members in advance so that Board meeting time may be as productive as possible. When the subject matter is too sensitive to put on paper, the presentation will be discussed at the meeting.

19.	Executive Sessions of Director Groups
The nonmanagement Directors, which shall include both the Independent Directors and any Coca-Cola Director, will schedule one or more meetings in executive session each year. Any Director may request a meeting of the nonmanagement Directors.

The Independent Directors shall schedule one or more meetings in executive session each year. These sessions shall include meetings of (1) all Independent Directors, (2) all Independent Directors exclusive of a Coca-Cola Director, and (3) all Independent Directors exclusive of a Coca-Cola Director, meeting with Directors who are employees of the Company and other executive officers of the Company. Any Director may request a meeting of the Independent Directors.

COMMITTEE MATTERS

20.	Number, Structure and Independence of Committees
The current Committee structure of the Company is appropriate. There will, from time to time, be occasions in which the Board may want to form a new Committee or disband a then-current Committee.
The current Committees of the Board are as follows:

•	Franchise Relationship Committee

•	Audit Committee

•	Corporate Responsibility and Sustainability Committee

•	Executive Committee

•	Finance Committee

•	Governance and Nominating Committee

•	Human Resources and Compensation Committee

The Audit Committee, Human Resources and Compensation Committee, and Governance and Nominating Committee should be composed solely of Independent Directors.
The members of the Franchise Relationship Committee must meet the special qualifications for membership stated in the charter of that Committee.

21.	Assignment and Rotation of Committee Members
The Governance and Nominating Committee is responsible, after consultation with the Chairman, Chief Executive Officer and Presiding Director, for recommending the assignment of Board members to various committees (and committee chairs) at least annually, with consideration of the desires and skills of individual Board members; the need for continuity; subject matter expertise; applicable SEC, NYSE and IRS requirements; emerging good governance practices; and length of tenure.
It is the sense of the Board that consideration should be given to rotating Committee members periodically to ensure diversity of Board member experience and variety of perspectives across the committees, but that rotation should not be mandated as a policy. Moreover, the value of rotation should be weighed carefully against the benefit of committee continuity and experience (for example, with the Audit Committee).

22.	Frequency and Length of Committee Meetings
Each Committee Chair, in consultation with Committee members, will determine the frequency and length of the meetings of the Committee.

23.	Committee Agendas

The Committee Chair, in consultation with the appropriate members of management and staff, will develop each Committee's agenda. Each Committee is encouraged to develop a schedule of agenda subjects to be discussed for the ensuing year and share them with the Board.

24.	Independent Advisors
Any Committee may, at any time, obtain, at the expense of the Company, the services of independent advisors without requesting authorization from the Board or the management of the Company.

25.	Oversight of Risk
The Audit Committee has the responsibility of overseeing the effectiveness of management’s Enterprise Risk Management process that monitors and manages key business risks facing the Company, consistent with its charter. The Audit Committee in turn oversees the delegation of specific risk areas among the various board committees. Not less than annually, the Audit Committee will review the allocation of risk responsibility among the committees and implement any changes that it deems appropriate.

LEADERSHIP DEVELOPMENT

26.	Evaluation of the Chief Executive Officer
The Human Resources and Compensation Committee will evaluate the Chief Executive Officer annually, and it will communicate the evaluation to the Chief Executive Officer and to the Board.
The evaluation should be based on objective and subjective criteria including, for example, performance of the business, accomplishment of long-term strategic objectives and development of the Company’s management talent. The Committee should solicit input from any parties it feels are relevant (which might include, for example, executives of the Company, material investor groups, business partners, executives of licensor companies (including The Coca-Cola Company), and the like).

27.	Succession Planning
The Chief Executive Officer should report at least annually to the Governance and Nominating Committee on the Chief Executive Officer succession planning process. In addition, there should be available to the Committee, on a continuing basis, the Chief Executive Officer's recommendation as to successor(s) should he or she not be able to perform his or her duties.

28.	Management Development
The Chief Executive Officer should report at least annually to the Human Resources and Compensation Committee on the Company's program for developing management talent.
Because the Board and the Committee are more effective when they know and understand the abilities of the individual senior managers, the Chief Executive Officer also may periodically identify those members of management who have the potential within a reasonable period to serve in key management roles within the Company (for example, Chief Operating Officer, President, Chief Financial Officer, President of key operating groups, and other key executive positions). The Chief Executive Officer may outline for the Committee the bases for his or her evaluations, the strengths and weaknesses of the individuals in question and possible developmental plans for them.